Li He	Davis Polk & Wardwell
Partner	Hong Kong Solicitors
+852 2533 3306	The Hong Kong Club Building
li.he@davispolk.com	3A Chater Road
davispolk.com	Hong Kong
Resident Hong Kong Partners
Karen Chan †	Patrick S. Sinclair*
Yang Chu †	Miranda So*
James C. Lin*	James Wadham †
Gerhard Radtke*	Jia Xu †
Martin Rogers †
Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

September 28, 2021

Re:	YXT.COM GROUP HOLDING LIMITED (CIK: 0001872090)
Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1
Confidentially Submitted on July 16, 2021

Confidential

Brittany Ebbertt

Christine Dietz

Alexandra Barone

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM GROUP HOLDING LIMITED (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 16, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 16, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

September 28, 2021

*     *     *     *

Draft Registration Statement on Form F-1 submitted July 16, 2021

Cover Page

1.

Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page and page 83 of the Revised Draft Registration Statement.

2.

Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page as well as pages 7 and 8 of the Revised Draft Registration Statement.

3.

Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company has revised the disclosures on the cover page as well as pages 14, 15, 173, 174 and 175 of the Revised Draft Registration Statement.

Prospectus Summary, page 1

September 28, 2021

4.

Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comment, the Company has revised the disclosures on pages 5 and 6 of the Revised Draft Registration Statement.

5.

Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has revised the disclosures on pages 6 and 168 of the Revised Draft Registration Statement.

6.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, the Company has revised the disclosures on pages 9 and 10 of the Revised Draft Registration Statement.

7.

We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule -depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately—as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

September 28, 2021

In response to the Staff’s comment, the Company has revised the disclosures on page 22, 23, 24 and 25 of the Revised Draft Registration Statement.

8.

Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

The Company respectfully advises the Staff that the Company has disclosed in the prospectus summary as well as Risk Factors section regarding risks associated with potential delisting under the Holding Foreign Companies Accountable Act with respect to the PCAOB’s inability to conduct inspections of our auditor. The Company, however, has further revised the disclosure on pages 13 and 62 to prominently disclose that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act and the fact that the PCAOB is currently unable to inspect our auditor.

9.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosures on pages 11, 12, 61, 72, 73 and 74 of the Revised Draft Registration Statement.

10.	We note your statement that you have had over 13,000 learning hours. Please revise to include a definition of learning hours and specify over what period this is calculated.

In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 14, 111, 149 and 159 of the Revised Draft Registration Statement.

11.	Please disclose the date of the Frost & Sullivan report and clearly state on page 1 that it was commissioned by the company.

In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 15 and 143 of the Revised Draft Registration Statement.

Our Summary Consolidated Financial Data and Operating Data, page 12

September 28, 2021

12.	Please revise footnote (1) here and on page 88 to include a cross-reference to the Pro Forma Financial Information beginning on page 92.

In response to the Staff’s comment, the Company has revised the disclosures on pages 19 and 103 of the Revised Draft Registration Statement.

Non-GAAP Financial Measures, page 15

13.

We note that your Contribution measure excludes the fixed portion of compensation. Please explain your basis for excluding this compensation and tell us how you considered Question 100.01 of the Non-GAAP C&DIs considering that compensation is a normal, recurring cash operating expense necessary to operate your business. Also, please explain your basis for including the adjustment for the variable portion of compensation to sales personnel. Tell us in what line item these costs are included in your statement of comprehensive loss and why you believe it is useful to adjust for these costs to arrive at the Contribution measure. As part of your response, please explain to us what information you are intending to convey when disclosing this measure.

The Company respectfully advises the Staff that the contribution is defined as the revenues less the adjusted cost of revenues and the variable portion of compensation to sales personnel in relations to sales performance. Adjusted cost of revenues excludes from cost of revenues (i) the depreciation and amortization costs, and (ii) the fixed portion of compensation. For the purpose of clarity, the Company illustrates the definitions in the form of equations:

•	Contribution = revenues – adjusted cost of revenues – variable portion of compensation to sales personnel

•	Adjusted cost of revenues = cost of revenues – depreciation and amortization costs – fixed portion of compensation

Therefore:

•

Contribution = revenues – (cost of revenues – depreciation and amortization costs – fixed portion of compensation) – variable portion of compensation to sales personnel = revenues – cost of revenues + depreciation and amortization costs + fixed portion of compensation – variable portion of compensation to sales personnel

Thus, the fixed portion of compensation is included in the contribution, and the variable portion of compensation to sales personnel is excluded from the contribution.

The Company further advises the Staff that in the statement of comprehensive loss, the fixed portion of compensation is included in the cost of revenues, and the variable portion of compensation to sales personnel is included in the sales and marketing expenses. By disclosing contribution, the Company intends to convey to investors the Company’s profitability for every incremental sales on average. As consistent with the market practice, the Company evaluates contribution on the basis of variable costs rather than fixed costs, so as to capture the costs of every incremental sales. The Company believes that contribution provides useful information to investors in understanding and evaluating the Company’s operating results in the same manner as its management and board of directors.

14.

Notwithstanding the issues noted in the comment above, revise to reconcile Contribution to Gross Profit which is the most directly comparable financial measure. Also, revise to present GAAP gross margin with greater prominence than non-GAAP Contribution margin. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non- GAAP Compliance & Disclosure Interpretations. Similar revisions should be made throughout the filing.

September 28, 2021

In response to the Staff’s comment, the Company has revised the disclosures on pages 29, 115 and 116 of the Revised Draft Registration Statement.

15.

We note that you reconcile Adjusted EBITDA to Adjusted net loss. Revise to separately reconcile Adjusted EBITDA to Net Loss, the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosures on pages 25, 26, 27, 105, 106, 107, 131, 132 and 133 of the Revised Draft Registration Statement.

Key Operating Metrics, page 18

16.

We note your disclosure of net revenue retention rate of premium customers. Please revise to disclose this rate for 2019. Also, please tell us and revise to describe how you arrived at the pro forma rate.

The Company respectfully advises the Staff that, given that the net revenue retention rate as of the end of a given period is a percentage calculated by using (i) the total subscription revenue for the previous period from a group of customers as of the end of the previous period as the denominator, and (ii) the total subscription revenue for the given period from the same group of customers as the numerator, the calculation of this rate for 2019 would require the total subscription revenue for 2018 as the denominator, which is beyond the reporting period included in the Revised Draft Registration Statement. Therefore, it is respectfully requested not to disclose the net revenue retention rate of premium customers for 2019.

The Company further advises the Staff that, the pro-forma rate is calculated by the same method as mentioned above, using: (i) the total subscription revenue from premium customers of Yunxuetang in 2019 plus the total subscription revenue from premium customers of CEIBS PG in 2019 as the denominator; and (ii) the total subscription revenue from the same group in 2020 as the numerator.

In response to the Staff’s comment, the Company has revised the disclosures on pages 28 and 115 of the Revised Draft Registration Statement.

17.	Please tell us what consideration was given to disclosing the net revenue retention rate for all subscription customers.

The Company respectfully advises the Staff that it disclosed the net revenue retention rate for premium customers instead of all subscription customers based on the following considerations: (1) while the Company continues to grow its customers across all sizes, over time, it focuses on growing the number of premium customers to scale its business, (2) premium customers have contributed to 62.3% of the Company’s subscription revenue in 2019, and 67.2%, on a Yunxuetang standalone basis, and 69.5%, on a pro forma basis, of its subscription revenue in 2020, and (3) the Company believes that the net revenue retention rate for premium customers provides potential investors with meaningful information to evaluate the Company’s capability to expand premium customers’ usage of its solutions and grow revenue from premium customers.

Risk Factors

Risks Related to Doing Business in China, page 47

September 28, 2021

18.	Please include a risk factor highlighting how certain PRC regulations may make it more difficult for the company to pursue growth through acquisitions.

In response to the Staff’s comment, the Company has revised the disclosures on page 69 and 70 of the Revised Draft Registration Statement.

19.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosures on page 61 of the Revised Draft Registration Statement.

20.

In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company respectfully advises the Staff that the Company has disclosed on pages 35, 36, 37, 59 and 60 of the Revised Draft Registration Statement to reflect the regulatory development of the greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, and risks associated with such development. The Company has further revised the disclosure on pages 35, 36 and 37 of the Revised Draft Registration Statement to disclose its compliance status of the regulations or policies that have been issued by the CAC to date.

Risks Related to Our Corporate Structure, page 60

21.

Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, the Company has revised the disclosures on page 74 of the Revised Draft Registration Statement.

Use of Proceeds, page 76

22.

Please revise your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified to the extent known. If the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such businesses and information on the status of the acquisitions. See Item 3. C. of Form 20-F.

September 28, 2021

In response to the Staff’s comment, the Company has revised the disclosures on page 89 of the Revised Draft Registration Statement.

Impact of COVID-19, page 99

23.

We note from disclosures elsewhere that you experienced an increase in demand for digital corporate learning solutions as a result of the pandemic, but also experienced delayed payment cycles and delayed collections from customers. Further, we note on page F-19 that YXT.com was not significantly impacted by the pandemic, but per page F-78 CEIBS PG was negatively impacted. Please revise to include a quantified discussion, where possible, of the positive and negative impact the pandemic had on your operations. Refer to Item 5.D of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosures on pages 41 and 46 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company has experienced extended payment cycles and delayed collection of accounts receivables in relation to only a few customers, which does not have a significant impact to the Company’s overall payment cycles or receivable collections. YXT.com was not significantly impacted by the pandemic during the first half of 2020 because the substantial majority of its revenues was generated from subscription-based online corporate learning solutions.

The Company further advises the Staff that the pandemic and its impact to business operations in China for the most part are limited to the first half of 2020, while the Company acquired CEIBS PG at the end of June 2020 and has consolidated CEIBS PG’s financials since then. CEIBS PG’s non-subscription based revenue was negatively affected during the first half of 2020 before it was acquired by the Company and its financial data was consolidated into the Company’s results of operations.

Therefore, overall, the Company was not significantly impacted by the pandemic, because (i) the negative impact of the pandemic on YXT.com was not significant, and (ii) the negative impact of the pandemic on CEIBS PG mostly happened before the Company acquired CEIBS PG and was not consolidated to the Company’s financial statement.

Liquidity and Capital Resources, page 112

24.

We note your disclosure on page 52 which discusses the PRC government’s control of currency exchange. Revise here to disclose, by respective denomination, the amount of cash and cash equivalents located in the PRC and subject to restrictions versus the amount held outside of the PRC. For entities within China, disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.

In response to the Staff’s comment, the Company has revised the disclosures on page 133 of the Revised Draft Registration Statement.

Industry Overview

Digital Corporate Learning Market

Competitive Landscape of China’s Digital Corporate Learning Market, page 126

September 28, 2021

25.

With respect to the chart on page 126, please disclose Companies A through D that were compared to the company. Clarify whether the information in the chart is sourced from the commissioned report by Frost & Sullivan.

In response to the Staff’s comment, the Company has revised the disclosures on page 148 of the Revised Draft Registration Statement.

Business

Intellectual Property, page 140

26.	Please revise your intellectual property disclosure to identify the expiration date for your patent.

In response to the Staff’s comment, the Company has revised the disclosures on page 163 of the Revised Draft Registration Statement.

Description of Share Capital, page 170

27.

We note your disclosure that “holders of ordinary shares will have the same rights except for voting and conversion rights.” Please revise to disclose the circumstances in which holders of ordinary shares will have different voting and conversion rights.

The Company respectfully advises the Staff that as of the date of this submission, the Company has a single class of ordinary shares and holders of the Company’s ordinary shares shall have the same rights, including voting rights. In response to the Staff’s comment, the Company has revised the disclosures on page 194 of the Revised Draft Registration Statement.

Underwriting, page 198

28.	Please disclose the exceptions to the lock-up agreements.

The Company respectfully advises the Staff that since the lock-up agreements are subject to negotiation, the Company will disclose the exceptions to the lock-up agreements in subsequent filings after the agreed terms of the lock-up agreements have been reached.

Notes to the Consolidated Financial Statements of YXT.com Group Holding Limited

1. Principal Activities and Organization

(d) Risks in Relations to the VIE Structure, page F-17

29.

Please revise to include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A(d).

In response to the Staff’s comment, the Company has revised the disclosures on page F-14 of the Revised Draft Registration Statement.

2.16 Revenues, page F-26

30.	Please revise to disclose the amount of revenue recognized in 2020 that was included in deferred revenue as of December 31, 2019. Refer to ASC 606-10-50-8(b).

September 28, 2021

In response to the Staff’s comment, the Company has revised the disclosures on page F-27 of the Revised Draft Registration Statement.

General

31.

We note that “investment securities” as defined in Section 3(a)(2) of the Investment Company Act of 1940 (the “1940 Act”) appear to comprise a significant percentage of the Company’s assets on a consolidated basis. Please provide a legal analysis of whether the Company or any of its subsidiaries meets the definition of “investment company” under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss: (i) your proposed treatment of the Company’s cash and cash equivalents for purposes of Section 3(a)(1)(C); and (ii) any other substantive determinations and/or characterizations of assets that are material to your calculations. Finally, please include a legal analysis of whether the interests held by Yunxuetang Information in Yunxuetang Network, and the interests held by Fenghe Consulting in Shanghai China Europe and Shanghai Fenghe, are “investment securities” for purposes of Section 3(a)(2).

The Company respectfully advises the Staff that it is not an investment company. Rather, it is primarily engaged in the business of researching, designing, developing and providing a SaaS platform in the digital corporate learning industry (the “Company Business”). The Company is a leader and innovator in the digital corporate learning industry in China. The Company develops proprietary software that can be customized and modularized, allowing customers to match use of the Company’s software with their specific business needs. Through in-house development and external collaboration, the Company develops modular, systematic and scenario-based professional content with continuous iteration and optimization. The software solutions provided by the Company embed key functions such as speech recognition, adaptive learning, intelligent practice partner and AI simulation training, making corporate learning more intelligent and effective. More specifically, the Company is deemed not to be an “investment company” under the 1940 Act pursuant to the exemption for certain research and development companies provided in Rule 3a-8 under the 1940 Act, as further discussed below.

Rule 3a-8. Rule 3a-8 provides that an issuer will be deemed not to be an investment company, as defined in Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act if: (i) its research and development expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expenses for the same period; (ii) its net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period; (iii) its expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed five percent of its total expenses for the same period; (iv) its investments in securities are capital preservation investments (except as otherwise provided by the rule); (v) it does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company; (vi) it is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by the activities of its officers, directors and employees, its public representations of policies, its historical development, and an appropriate resolution of its board of directors; and (vii) its board of directors has adopted a written investment policy with respect to the issuer’s capital preservation investments.

September 28, 2021

Analysis. As set forth in the following analysis, the Company complies with all of the requirements of Rule 3a-8.1

1. Research and Development Expenses. For the Company’s last four fiscal quarters combined (the last two fiscal quarters of 2020 and the first two fiscal quarters of 2021), the Company’s research and development expenses represented 35% of total expenses, including total cost of revenues.2 This ratio is calculated based on total research and development expenses of RMB 104,589,000 and total expenses, including total cost of revenues, of RMB 296,610,000. Under guidance provided by the staff of the Division of Investment Management of the Commission, a ratio of research and development expenses, including cost of goods sold, during a company’s last four fiscal quarters combined of at least 20% constitutes a “substantial percentage” for purposes of Rule 3a-8. Cooley Godward Kronish LLP, SEC No-Action Letter (avail. July 12, 2007). Accordingly, the Company’s research and development expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expenses for the same period.

2. Net Income Derived from Investments in Securities. For the Company’s last four fiscal quarters combined, the Company’s net income derived from investments in securities was RMB 2,005,000, and its research and development expenses were RMB 104,589,000. Accordingly, the Company’s net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period.

3. Investment Advisory Expenses. For the Company’s last four fiscal quarters combined, the Company did not incur any expense for investment advisory and management activities, investment research and custody. Accordingly, the Company’s expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed five percent of its total expenses for the same period.

4. Investments in Securities/Capital Preservation Investments. To comply with Rule 3a-8(a)(4), generally, no more than 10% of the Company’s total assets may consist of “investments in securities” that are not “capital preservation investments.” In order to analyze this element of the Rule, it is necessary to identify which of the Company’s assets constitute “investments in securities” and, of those, which are “capital preservation investments.”

a. “Investments in Securities.”

[1]	The Company notes that the board resolutions and investment policy as further discussed below have not yet been adopted, but will be adopted by the Company’s board of directors prior to the offering.
[2]

As required by Rule 3a-8(b)(2), for purposes of determining its compliance with Rule 3a-8’s requirements, the Company has consolidated its financial statements with those of its wholly-owned subsidiaries.

September 28, 2021

“Investments in securities” are defined in Rule 3a-8(b)(7) as:

. . . all securities other than securities issued by majority-owned subsidiaries and companies controlled primarily by the issuer that conduct similar types of businesses, through which the issuer is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities.

There are three categories of assets of the Company that could potentially be considered “investments in securities”: (i) its equity interest in its majority-owned subsidiary CEIBS Publishing Group Limited (“CEIBS”); (ii) its contractual arrangements, through its wholly-owned subsidiary, with respect to a variable interest entity (“VIE”), Jiangsu Yunxuetang Network Technology Co., Ltd. (“Yunxuetang Network”); and (iii) certain high quality short term bank deposits and other investments. As discussed in more detail below, neither the Company’s equity interest in CEIBS nor its contractual arrangements with respect to Yunxuetang Network constitute “investments in securities.” In addition, as also discussed below, the short term bank deposits and other investments may constitute investments in securities, but are capital preservation investments.

(i) Equity interest in majority-owned subsidiary – CEIBS.

The Company holds, through its wholly-owned subsidiaries, a 60% equity interest in CEIBS. CEIBS is a majority-owned subsidiary (as defined in Section 2(a)(24) of the 1940 Act) of the Company because the Company owns, through its wholly-owned subsidiaries, 60% of the outstanding voting securities of CEIBS. CEIBS is primarily engaged in the business of developing and providing subscription-based corporate learning solutions, which is a business similar to the Company Business. CEIBS also satisfies the elements of Rule 3a-1 (as discussed below) and therefore is deemed not to be an investment company under 1940 Act. As such, the Company is engaged, through CEIBS, in a business other than that of investing, reinvesting, owning, holding or trading in securities.

Rule 3a-1 under the 1940 Act generally provides that an entity will be deemed not to be an investment company for purposes of the 1940 Act if: (a) consolidating the entity’s wholly-owned subsidiaries, no more than 45% of the value of its assets (exclusive of cash items and U.S. government securities) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity; (b) it is not and does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities; (c) it is not engaged and does not propose to engage in the business of issuing face-amount certificates of the installment type, and has not engaged in such business or have any such certificate outstanding; and (d) it is not a special situation investment company.

September 28, 2021

(a) Assets and Income Test. CEIBS’s assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, consist primarily of accounts receivables; prepaid expenses; property, equipment and software; operating lease right-of-use assets; and deferred tax assets. On a consolidated basis with its wholly owned subsidiaries, as of June 30, 2021, the value of CEIBS’s investment securities amounted to approximately RMB53,000,000, or 33% of the value of CEIBS’s total assets (exclusive of cash items and U.S. government securities), which amounted to approximately RMB159,743,000. In terms of CEIBS’s net income, CEIBS had a net loss after taxes of RMB34,084,604 for the past four fiscal quarters combined. Contributing to that were only RMB1,203,000 of income from investment securities and operating revenues of RMB71,631,000. As such, less than 55% of CEIBS’s net income after taxes for the period was attributable investment securities. As such, CEIBS satisfies the assets and income test under Rule 3a-1.

For purposes of the Rule 3a-1 assets and income tests, CEIBS treats as cash items: (a) its “Cash and cash equivalents”, which consist entirely of bank demand deposits, and (b) bank time deposits with a maturity of one year or less, that were acquired, and can be liquidated, to support CEIBS’s research and development efforts and other bona fide business purposes. Although the 1940 Act does not explicitly define “cash items,” the Commission noted that for purposes of determining compliance under Rule 3a-1, the term broadly encompasses certain cash items, including bank demand deposits. Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (“Release 10937”), at n.29. With respect to bank time deposits, the Commission stated that certificates of deposits and time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such instruments are “purchased as an integral part of an operating business.” For example, in the context of an entity whose only business activity is investing in certificates of deposit, with no other operating business, the Commission staff has taken the position that such certificates of deposit are investment securities for purposes of determining the entity’s status as an investment company. In CEIBS’s case however, as discussed above, CEIBS is primarily engaged in the operating business described above, and purchases time deposits as an integral part of such operating business (i.e., serving CEIBS’s need for liquid assets to support its business of providing corporate learning solutions). Furthermore, CEIBS treats as cash items only those bank deposits with maturities of one year or less, in line with the SEC v. Fifth Avenue Coach Lines case cited by the Commission in Release 10937. In such case, the court treated a certificate of deposit and a time deposit with maturity dates of ninety days and six months, respectively, as cash items, but treated a time deposit that matured in over one year as an investment security. SEC v. Fifth Avenue Coach Lines, 289 F. Supp. 3 (1968).

[3]	Release 10937, at n.29. The Commission clarified that whether certificates of deposits are to be treated as cash items or investment securities under Rule 3a-1 depends on:

. . . the purpose for which such interests are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the company’s other assets, and any other “special circumstances.” See, SEC v. Fifth Avenue Coach Lines, [289 F. Supp. 3 (1968)] at 31. For example, certificates of deposit purchased as an integral part of an operating business — such as during a transition between lines of business or as a result of seasonal liquidity requirements — may be treated as cash items. When it cannot be shown conclusively that the operating business requires substantial liquid assets, however, such deposits may be considered investment securities for purposes of section 3(a)(3).

Release 10937, at n.4.

[4]	Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (Oct. 28, 1982).

September 28, 2021

(b) Not Primarily Engaged, and Not Holding Itself Out as Primarily Engaged, in the Business of an Investment Company. As discussed above, CEIBS is primarily engaged in a business similar to the Company Business and holds itself out as such, and does not propose to engage primarily in the business of investing, reinvesting or trading in securities.

(c) Not in the Business of Issuing Face-Amount Certificates. CEIBS has not issued, and does not propose to issue, any face-amount certificates of the installment type.5

(d) Not a Special Situation Investment Company. A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities. Release No. 10937 (Nov. 13, 1979). Through its wholly-owned subsidiary, CEIBS acquired control of its VIEs, Shanghai China Europe and Shanghai Fenghe, for the purpose of operating CEIBS’s business through such entities, and not with a view to sell such businesses. Other than such VIEs, CEIBS does not hold interests in other companies. CEIBS is not engaged, and does not propose to engage, in acquiring control of any other company to profit on the future sale of that company and therefore is not a special situation investment company.

Based on these facts, it is clear that CEIBS is a majority-owned subsidiary through which the Company is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities. As such, the Company’s 60% equity interest in CEIBS is not an investment in securities for purposes of Rule 3a-8.6

(ii) Contractual arrangements with respect to Yunxuetang Network.

The Company does not hold debt or equity securities issued by Yunxuetang Network, and instead, through its wholly-owned subsidiary, holds certain contractual arrangements through which the Company exerts primary control over, and is the primary beneficiary of, Yunxuetang Network. The definition of “security” under Section 2(a)(36) of the 1940 Act does not expressly include the type of contractual arrangements the Company has with respect to Yunxuetang Network. The definition does, however, include “investment contracts,” and thus it must be considered whether these arrangements would constitute an investment contract.

[5]	The Company similarly has not issued, and does not propose to issue, any face-amount certificates of the installment type.
[6]

The Company also holds equity interests in its wholly-owned subsidiaries. However, as noted above, the Company consolidates its financial statements with the financial statements of all wholly-owned subsidiaries for purposes of analyzing compliance with the requirements of Rule 3a-8. The Company’s equity interests in such wholly-owned subsidiaries are therefore eliminated as part of this consolidation and therefore are not included for purposes of calculating the Company’s compliance with Rule 3a-8(a)(4) (although the consolidated assets of such wholly-owned subsidiaries are of course included). And, in any event, pursuant to Rule 3a-8(a)(7), the Company’s interests in its wholly-owned subsidiaries would not be “investments in securities” for purposes of Rule 3a-8.

[7]	Section 2(a)(36) of the 1940 Act defines “security” as:

. . . any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security”, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.

September 28, 2021

Under the U.S. Supreme Court’s decision in SEC v. W.J. Howey Co., 328 U.S. 293 (1946), and the cases that follow, an arrangement would be deemed to be an investment contract, and therefore a security, if it represents an investment in a common venture “premised on a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others”. United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975).

Under the Howey test, the Company’s contractual arrangements with respect to Yunxuetang Network would not be considered an investment contract, and therefore a security, because the Company, which exercises primary control over Yunxuetang Network, does not rely on the efforts of others to manage Yunxuetang Network profitably. The Company has the power to direct the activities of Yunxuetang Network, primarily through its control of the voting rights of 100% of Yunxuetang Network’s equity, and its involvement in the management and operations of Yunxuetang Network’s business. For example, Yunxuetang Network and the Company share the same executive officers, and 6 of 8 directors on Yunxuetang Network’s board are also directors of the Company. The Company has also been granted an irrevocable power of attorney by 100% of the shareholders of Yunxuetang Network, entitling the Company to exercise all shareholder rights under local law and the relevant articles of association, including but not limited to, attending shareholder meetings and signing resolutions on behalf of shareholders, and voting on their behalf on all matters requiring shareholder approval, such as the appointment and removal of legal representative, directors and senior management. Each shareholder of Yunxuetang Network has also granted the Company an exclusive option to purchase all or any portion of such shareholder’s equity. In addition, the Company has entered into an exclusive technology and consulting services agreement under which the Company provides services to Yunxuetang Network, such as product development and research, design and maintenance of network systems, database support and software services, training for technical staff, and other technology and consulting services, for a service fee equal to 100% of Yunxuetang Network’s pre-tax profit. The obligations owed to the Company under such power of attorney, exclusive technology and consulting services agreement, and exclusive option agreement are secured by a pledge of each shareholder’s equity interest in Yunxuetang Network. Through these contractual arrangements, the Company and its executive officers and directors are directly involved in the management and operation of Yunxuetang Network’s business, and the Company controls the voting rights of 100% of Yunxuetang Network’s equity. As such, the Company does not rely on others to manage Yunxuetang Network’s business and operations, and under the Howey test, the Company’s contractual arrangements with respect to Yunxuetang Network would not be considered a security. Therefore, such contractual arrangements are not investments in securities for purposes of Rule 3a-8.

September 28, 2021

Alternatively, even if the Company’s contractual arrangements with respect to Yunxuetang Network were considered securities under the Howey test, such contractual arrangements would not be investments in securities as defined in Rule 3a-8(b)(7) because, as discussed below, Yunxuetang Network is a company (a) primarily controlled by the Company and (b) that conducts a similar type of business, through which the Company is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities.

With respect to primary control, under the definition of “control” in Section 2(a)(9) of the 1940 Act, a person who beneficially owns more than 25% of the voting securities of a company is presumed to control such company. Although the Company does not technically own of record any voting securities of Yunxuetang Network, 100% of the voting securities of Yunxuetang Network are pledged to the Company and the Company has the power to vote, under an irrevocable power of attorney granted to the Company, 100% of the voting securities of Yunxuetang Network. In addition, the Company has been granted an exclusive option to purchase 100% of the voting securities of Yunxuetang Network, and is the beneficiary of all of the economic benefit of owning such securities. As such, the Company beneficially owns 100% of Yunxuetang Network’s voting securities and controls it. Further, the Company primarily controls Yunxuetang Network as the foregoing arrangements apply to 100% of the voting securities of Yunxuetang Network and thus no other person has the ability to exercise the same level of control as the Company.8

With respect to Yunxuetang Network’s business, like CEIBS, Yunxuetang Network is primarily engaged in the business of developing and providing subscription-based corporate learning solutions, which is a business similar to the Company Business. Yunxuetang Network also satisfies the elements of Rule 3a-1 and therefore is deemed not to be an investment company under 1940 Act. As such, the Company is engaged, through Yunxuetang Network, in a business other than that of investing, reinvesting, owning, holding or trading in securities. Yunxuetang Network satisfies the elements of Rule 3a-1 in the same manner as CEIBS (as discussed above). Also, with respect to the composition of Yunxuetang Network’s assets and income, Yunxuetang Network’s assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, consist primarily of accounts receivables; prepaid expenses; property, equipment and software; operating lease right-of-use assets; and deferred tax assets. On a consolidated basis with its wholly owned subsidiaries as of June 30, 2021, the value of Yunxuetang Network’s investment securities was nil.

[8]

Under the same reasoning, if Yunxuetang Network were deemed to be a wholly-owned subsidiary of the Company, and consolidated with the Company for purposes of analyzing compliance with Rule 3a-8, the percentages and discussion with respect to the Company’s expenses, net income and capital preservation investments would be substantially the same.

September 28, 2021

Yunxuetang Network also derived 0% of its net income after taxes (for the past four fiscal quarters combined) from investment securities.9

Based on these facts, it is clear that Yunxuetang Network is a company primarily controlled by the Company, through which the Company is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore, the Company’s contractual arrangements with respect to Yunxuetang Network are not investments in securities for purposes of Rule 3a-8.

(iii) Bank Deposits and Short Term Investments.

The Company, as noted above, also holds certain high quality short term bank deposits and other short term investments. These are included within the “Cash and cash equivalents” and “Short-term investments” line items on the Company’s balance sheet as of June 30, 2021, and consist entirely of bank time deposits and other financial products issued by commercial banks that preserve capital, present limited credit risk and can be liquidated to support the Company’s research and development efforts and other bona fide business purposes. (the “Short Term Assets”). These assets may constitute “investments in securities” for purposes of Rule 3a-8(a)(4), but as discussed below they are capital preservation investments.10

b. Capital Preservation Investments.

As discussed above, in order to satisfy Rule 3a-8(a)(4), no more than 10% of the Company’s total assets may consist of “investments in securities” that are not capital preservation investments (subject to certain exceptions not relevant here). As further discussed above, the Company’s only investments in securities are certain high quality short term bank time deposits and other short term investments. These are all capital preservation investments.

Rule 3a-8 defines “capital preservation investment” as an investment that is made to preserve capital and liquidity until the funds are used in the issuer’s primary business or businesses. As discussed above, the Company’s Short Term Assets are bank time deposits and other financial products issued by commercial banks that preserve capital, present limited credit risk and can be liquidated to support the Company’s research and development efforts and other bona fide business purposes. Importantly, the Company does not invest in equity or speculative debt that would indicate that the Company is acting as an investment company rather than preserving its capital for research and development. Certain Research and Development Companies, SEC Release No. 26077 (June 16, 2003).

Accordingly, the Short Term Assets, and therefore all of the Company’s investments in securities, are capital preservation investments and the Company thus satisfies the requirements of Rule 3a-8(a)(4).

[9]

Please note that since June 30, 2021, Yunxuetang Network has acquired investment securities which amounted to 22% of its total assets (exclusive of cash items and U.S. government securities), consolidated with its wholly-owned subsidiaries, and generated no investment income, as of August 31, 2021.

[10]	For the sake of this discussion, the Company has assumed, arguendo, that the Short Term Assets are securitie.

September 28, 2021

5. Not Holding Itself Out as Engaged in the Business of an Investment Company. In the Company’s annual reports, stockholder letters, prospectuses, press releases, marketing materials and website it has consistently described its primary business as the Company Business, and has not held itself out as providing the services associated with an investment company. The Company generally does not make public representations regarding its investment securities except as required to comply with applicable securities laws, and the Company has consistently emphasized operating results and has not emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate the Company based on its underlying securities positions, and instead focus on the Company’s technology and success in the digital corporate learning industry.

A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities. Release No. 10937 (Nov. 13, 1979). The Company is not engaged, and does not propose to engage, in acquiring control of any other company to profit on the future sale of that company. Although the Company has acquired other companies, those acquisitions have only been in connection with the operation of its primary business as described above and not with a view to reselling the acquired company. For example, in June 2020, the Company acquired a 60% equity interest in CEIBS, which it holds through its wholly-owned subsidiaries. Since the acquisition, the Company has operated CEIBS as an integral part of the Company’s business, and expects that the integration with CEIBS will improve the quality and quantity of the Company’s content library, expand its customer base and drive the growth of its business. The Company has no plans to sell its interests in CEIBS.

Based on these facts, it is clear that the Company (i) does not hold itself out as being engaged in the business of investing, reinvesting, or trading in securities, and (ii) is not a special situation investment company.

6. Primarily Engaged in a Business other than that of an Investment Company. The activities of the Company’s officers, directors and employees, the Company’s public representations of policies and the historical development of the Company all demonstrate that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

The Company’s officers, directors and employees spend substantially all of their time managing the operation of the Company Business. The Company’s directors spend an insignificant amount of time on investment-related activities, and when the directors consider investment matters, they are focused primarily on strategic transactions or preservation of capital, and not on generating income through investment activity. The Company’s Chief Financial Officer spends less than 5% of his time monitoring the Company’s cash balances and managing investment securities in accordance with the Company’s investment policies. Out of the Company’s 1,598 employees, only two or three employees spend a significant amount of time on matters related to the management of the Company’s investment securities; the rest of the Company’s employees are involved in research and development, technical support, sales and marketing, manufacturing, finance and corporate services, and human resources.

September 28, 2021

As discussed above, since its inception in 2011, the Company has been primarily engaged in the Company Business. The Company’s public disclosures consistently reaffirm its role as a non-investment company by identifying its primary business as described above. The Company continues to focus on developing innovative software solutions, expanding into new markets and staying in the forefront of the digital corporate learning industry. The Company has never represented itself to be involved in any business other than the Company Business, and to the extent that the Company has disclosed any investment positions, it has done so in the context of required reporting obligations under applicable securities laws. In addition, prior to the offering, the Company’s board of directors intends to adopt resolutions evidencing that the Company is primarily engaged in a non-investment business.

Based on the activities of the Company’s officers, directors and employees, the Company’s public representations of policies and the historical development of the Company, it is clear that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

7. Investment Policy. The Company expects to adopt, by board resolution prior to the offering, a written investment policy with respect to its capital preservation investments. This policy would mandate that the Company’s investments in securities focus on preserving principal and maintaining liquidity.

Based on the foregoing analysis, the Company satisfies all of the requirements of Rule 3a-8, and therefore is deemed not to be an investment company under the 1940 Act.

32.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment. The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication as defined in Rule 405 under the Securities Act in reliance on Section 5(d) of the Securities Act. If any such written communication is presented to potential investors in the future, the Company will promptly provide the Staff with a copy of the written communication.

*     *     *     *

September 28, 2021

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer

YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner

Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner

PricewaterhouseCoopers Zhong Tian LLP